December 12, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Stickel

Re:	First Foundation Inc.
Registration Statement on Form S-3
Filed December 4, 2024
File No. 333-283610

Dear Mr. Stickel,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Foundation Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern time, on December 16, 2024, or as soon thereafter as practicable.

Please notify Joshua A. Dean of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (714) 424-8292 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. Thank you for your consideration in this matter.

Very truly yours,

FIRST FOUNDATION INC.

By:	/s/ ERICA DORSETT
Erica Dorsett
General Counsel

cc:	Joshua A. Dean, Esq.
Sheppard, Mullin, Richter & Hampton LLP